CTDC Announces Appointment of Chief Operating Officer and Chief Technology Officer

Hong Kong – December 14, 2010 – China Technology Development Group Corporation (“CTDC”, the “Company” or “we”; NASDAQ: CTDC), a growing clean energy group based in China to provide solar energy products and solutions, announced today that the Board of Directors has appointed Mr. Liao Lin-Hsiang as the Chief Operating Officer and Mr. Bruno Díaz Herrera as Chief Technology Officer of the Company effective from December 13, 2010. Mr. Lu Zhenwei has resigned as Chief Operating Officer, while continuing being an Executive Director of the Company.

Mr. Liao Lin-Hsiang, the Chief Operating Officer, will be responsible for operation management of the Company and its subsidiaries. Mr. Liao is the founder and Chief Executive Officer of Linsun Renewable Energy Corporation Limited (“LSR”) and has been serving as the General Manager of Linsun Power Technology (Quanzhou) Corp. Ltd. (“LSP”) since 2009. Both LSR and LSP have become wholly-owned subsidiaries of the Company since November 23, 2010. Mr. Liao is familiar with the photovoltaic (“PV”) market in Europe with seasoned experiences in operation, production management and marketing. Prior to establishing LSR, Mr. Liao worked as the senior management in several renowned corporations. Mr. Liao holds a Bachelor degree in Computer Science from Oxford Brookes University in the United Kingdom.

Mr. Bruno Díaz Herrera, the Chief Technology Officer, will be responsible for the technology management, product development and R&D strategy of the Company and its subsidiaries. Prior to joining CTDC, Mr. Herrera, active part of the team for the Research Program of Focus-Abengoa-Fedea, worked as senior technical and research advisor for major corporations as Siemens and ITER and also served as Professor in the Master Program in Renewable Energies at University of La Laguna in Spain. Mr. Herrera is an expert with practical experiences in PV industry, who has been engaged in design and operation of several solar modules production facilities as well as design and installation of some PV application projects and has a wide background in research of solar cell efficiency improvements. Mr. Herrera holds Bachelor Degree on Physics, Engineering Degree on Industrial Engineering, Engineering Degree on Electronics at the University of La Laguna in Spain and Master Degree of Business Administration. Mr. Herrera is fluent in Spanish, English, French, German and Italian.

Mr. Alan Li, CTDC’s Chairman and CEO said, “We would like to give our warmest welcome to Mr. Liao and Mr. Herrera. Mr. Liao has extensive experience in operation and business development, and ever successfully founded the LSR. Mr. Herrera has worked for technology research of renewable energy for years with a number of publications and proceedings on solar energy technology. We are convinced that their extensive experiences will help the Company to expand and develop in the European PV market and advance our production management level, so as to maximize our shareholders’ value.”

About CTDC:
Established in 1995, CTDC has been listed on the Nasdaq Stock Market since 1996. CTDC is a growing clean energy group in China, which provides solar energy products and solutions. CTDC’s major shareholder is China Merchants Group, a state-owned conglomerate in China (http://www.cmhk.com).
For more information, please visit www.chinactdc.com

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2009 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Enquiry:
Company Contact
Selina Xing
PR/IR Department
Tel: +86 755 2669 8709 +852 3112 8461
Email: ir@chinactdc.com